

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2015

Mail Stop 4631

<u>Via E-mail</u>
Stacy B. McLaughlin
Vice President and Chief Financial Officer
Willdan Group, Inc.
2401 East Katella Avenue, Suite 300
Anaheim, California 92806

> **Re: Willdan Group, Inc.**
> **Form 10-K for Fiscal Year Ended January 2, 2015**
> **Filed March 31, 2015**
> **Form 10-Q for Fiscal Quarter Ended July 3, 2015**
> **Filed August 13, 2015**
> **File No. 1-33076**

Dear Ms. McLaughlin:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction